James S. Rowe To Call Writer Directly: 312 862-2191 jrowe@kirkland.com	300 North LaSalle Chicago, Illinois 60654 312 862-2000	Facsimile: 312 862-2200
www.kirkland.com

August 12, 2009
Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Tabatha Akins
Mary Mast

Re:	SeaBright Insurance Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed on March 16, 2009 File No. 001-34204

Ladies and Gentlemen:

On behalf of SeaBright Insurance Holdings, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to M. Philip Romney, dated July 29, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). The Company has framed its responses to the Staff’s comments in terms of its Form 10-K and plans to include revised disclosure in its future SEC filings beginning with the Company’s Form 10-Q for the quarter ending September 30, 2009 or Form 10-K for the year ended December 31, 2009, as appropriate.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Loss and Loss Adjustment Expenses, page 59

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission August 12, 2009 Page 2

1.
Please refer to your discussion of changes in estimates of insured events in prior periods. The current discussion solely attributes the accident year to which the positive development can be attributed, but does not discuss the specific reasons for such development. Please elaborate on your discussion by disclosing the specific reason for the positive development.

Response:

Set forth below is the additional disclosure the Company proposes in response to the Staff’s comment. The Company proposes to include disclosure similar to the following in future annual reports on Form 10-K, which will be updated for the year ending December 31, 2009 in the Company’s next annual report on Form 10-K (following the paragraph entitled “Loss and Loss Adjustment Expenses” on p. 59 of the Form 10-K).

As discussed under the heading “Critical Accounting Policies, Estimates and Judgments – Unpaid Loss and Loss Adjustment Expenses – Actuarial Loss Reserve Estimation Methods” in Part II, Item 7 of this Annual Report, we use an expected loss ratio (“ELR”) method to establish the loss reserves for the current accident year.  Once the accident year is complete and begins to age, the ELR method is blended with the actual paid and incurred losses to determine the revised estimated ultimate losses for the accident year.  For accident year 2007, this resulted in lower ultimate loss estimates at December 31, 2008 when compared to December 31, 2007.  The positive development in accident year 2007 can be attributed to the actual indemnity and medical losses being lower than the losses produced by the ELR used to book the initial ultimate losses for the accident year.  These lower-than-expected actual losses were a function of both claim frequency and claim severity trending below the amounts considered in the ELR. The positive development for indemnity and medical was offset by negative development for allocated loss adjustment expense (“ALAE”) as the actual ALAE costs were greater than the expected ALAE produced by the ELR method, resulting in an increase in the reserve.  For accident year 2006, the positive development can be attributed to better-than-expected loss severity for indemnity and medical, resulting in a reserve reduction.  While the estimated ultimate losses for accident year 2006 were reduced below the ELR level at December 31, 2007 (age 24 months), the actual loss development during 2008 warranted further reduction in the estimated ultimate losses for indemnity and medical as of December 31, 2008 (age 36 months).  For accident year 2006, there was minimal change in the estimated ultimate ALAE amount at December 31, 2008 when compared to December 31, 2007.  As discussed under the heading “Critical Accounting Policies, Estimates and Judgments – Unpaid Loss and Loss Adjustment Expenses – Variation in Ultimate Loss Estimates” in Part II, Item 7 of this Annual Report, there are a number of

Securities and Exchange Commission August 12, 2009 Page 3

factors that could lead to the actual losses trending below the expected amounts.  We closely watch the medical and indemnity trends, loss development and claim settlement patterns in our data and believe our reserving methodology is consistent with our analysis.

The positive development for accident years 2005 and prior is largely attributed to accident year 2005.  For accident year 2005, the actual paid and incurred loss severity developed better than expected based on the underlying development patterns, resulting in decreases in the estimated ultimate losses for indemnity and medical.  The ALAE for accident year 2005 developed slightly worse than expected, resulting in an increase in the estimated ultimate ALAE. There was limited movement in the estimated ultimate losses for accident years 2004 and 2003.  As discussed under the heading “Critical Accounting Policies, Estimates and Judgments – Unpaid Loss and Loss Adjustment Expenses – Impact of Changes in Key Assumptions on Reserve Volatility” in Part II, Item 7 of this Annual Report, our loss reserve estimates rely heavily on historical reserving and loss payment patterns referred to as loss development.  To the extent that the actual paid and incurred losses vary from the historical loss development patterns underlying the ultimate loss estimates, we will experience changes in reserves, either upward or downward, in future periods.  The loss reserve estimates for prior years are changed when the available information indicates a reasonable likelihood that the ultimate losses will vary from the prior estimates.

Liquidity and Capital Resources, page 63

2.	Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

Response:

The Company proposes to include disclosure similar to the following in future SEC filings (the following paragraphs to be included before the final paragraph under the heading “Note 4. Fair Value of Financial Instruments” on p. 94 of the Form 10-K).

Active markets are those in which transactions occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. Inactive markets are those in which there are few transactions for the asset, prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly. When the market for an investment is judged to be inactive, appropriate adjustments must be made to observable inputs to account for such

Securities and Exchange Commission August 12, 2009 Page 4

inactivity. As of December 31, 2008, the Company’s investment portfolio consisted of securities that it considered to be traded in active markets. Therefore, no adjustment for market inactivity or illiquidity was necessary.

The Company obtains fair value inputs for securities in its investment portfolio from independent, nationally recognized pricing services, and reviews such amounts for reasonableness in relation to the Company’s independent observations of recent developments affecting the economy in general and certain issuers in particular. The Company also seeks input from independent portfolio managers and financial advisors engaged by the Company to assist in the management and oversight of its investment portfolio.

The pricing services utilize multidimensional pricing models that vary by asset class and incorporate relevant inputs such as available trade, bid and quote data and other market information to arrive at a fair value for each security. This process takes into consideration the relevance of observable inputs based on factors such as the level of trading activity and the volume and currency of available prices and includes appropriate adjustments for nonperformance and liquidity risks. At December 31, 2008, the Company’s securities were valued using quoted market prices for identical or similar instruments, or model-based valuation techniques for which significant assumptions were observable.

3.
Please disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

Response:

Please see the Company’s response to comment #2.

4.
Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee, preferably in tabular format. We do not believe that disclosure of average credit ratings is particularly useful. Also, disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Securities and Exchange Commission August 12, 2009 Page 5

Response:

The Company proposes to include disclosure similar to the following in its future filings with the SEC (the following paragraphs to replace the fourth paragraph under the heading “Liquidity and Capital Resources” beginning on p. 63 of the Form 10-K). Disclosure similar to the following updated as of June 30, 2009, was included in our June 30, 2009 Form 10-Q filed with the SEC on August 10, 2009.

We had no direct sub-prime mortgage exposure in our investment portfolio as of December 31, 2008 and less than $1.0 million of indirect exposure to sub-prime mortgages. As of that date, our portfolio included $208.6 million of insured municipal bonds and $85.2 million of uninsured municipal bonds. The following table provides a breakdown of ratings on the bonds in our municipal portfolio:

			Uninsured	Total Municipal
	Insured Bonds		Bonds	Portfolio Based on
	Insured	Underlying		Overall	Underlying
Rating	Ratings	Ratings	Ratings	Ratings(1)	Ratings
AAA	$10,911	$10,911	$12,742	$23,653	$23,653
AA+	41,220	19,902	20,526	61,746	40,428
AA	34,249	24,954	15,691	49,940	40,645
AA-	55,219	47,460	9,866	65,085	57,326
A+	21,876	49,048	12,129	34,005	61,177
A	13,267	18,597	3,915	17,182	22,512
A-	7,698	11,413	515	8,213	11,928
BBB+	-	-	2,381	2,381	2,381
BBB-	-	1,164	-	-	1,164
BB-	-	-	1,100	1,100	1,100
Pre-refunded (2)	22,928	22,928	6,335	29,263	29,263
Not rated	1,220	2,211	-	1,220	2,211
Total	$208,588	$208,588	$85,200	$293,788	$293,788
_________
(1)	Represents insured ratings on insured bonds and ratings on uninsured bonds.
(2)	These bonds have been refunded by depositing highly rated government-issued securities into irrevocable trust funds established for payment of principal and interest.

As of December 31, 2008, we had no direct investments in any bond insurer providing insurance on our municipal bond portfolio and only one bond insurer insured more than 10% of the municipal bond investments in our portfolio. National Public

Finance Guarantee Corporation (“National”) (formerly MBIA) insured $97.6 million of municipal bonds that we owned at December 31, 2008. National’s ratings as of that date were Baa1 (developing outlook) by Moody’s and AA (negative outlook) by Standard and Poor’s and the average underlying rating on those bonds was AA–/A+. We do not expect a material impact to our investment portfolio or financial position as a result of the problems currently facing monoline bond insurers.

*       *       *       *       *

We hope that the foregoing has been responsive to the Staff’s comments.  As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Company also acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe
cc:	M. Philip Romney (SeaBright Insurance Holdings, Inc.)
D. Drue Wax (SeaBright Insurance Holdings, Inc.)